Exhibit 99.1

DESCARTES ANNOUNCES FISCAL 2023 FIRST QUARTER
FINANCIAL RESULTS
 Record Revenues and Income from Operations

WATERLOO, Ontario — June 1, 2022 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2023 first quarter (Q1FY23). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Global supply chains continue to be impacted by a combination of issues stemming from the ongoing pandemic, geopolitical events and the current economic environment,” said Edward J. Ryan, Descartes’ CEO. “It’s more important than ever for supply chain constituents to share, access and process information from multiple sources in real-time to help get the right goods in the right place at the right time. Our Global Logistics Network (GLN) is designed to do just that, helping shippers, carriers, and logistics services providers connect and collaborate to plan and execute shipments in an efficient and sustainable manner. We continue to see growth from existing customers and new participants on our network as we add more solutions to the GLN.”

Q1FY23 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q1FY23 included:
•	Revenues of $116.4 million, up 18% from $98.8 million in the first quarter of fiscal 2022 (Q1FY22) and up 4% from $112.4 million in the previous quarter (Q4FY22);
•
Revenues were comprised of services revenues of $102.8 million (88% of total revenues), professional services and other revenues of $11.3 million (10% of total revenues) and license revenues of $2.3 million (2% of total revenues). Services revenues were up 16% from $88.3 million in Q1FY22 and up 3% from $99.5 million in Q4FY22;

•	Cash provided by operating activities of $44.4 million, up 9% from $40.9 million in Q1FY22 and down from $45.5 million in Q4FY22;
•	Income from operations of $30.6 million, up 31% from $23.4 million in Q1FY22 and up 18% from $26.0 million in Q4FY22;
•	Net income of $23.1 million, up 26% from $18.4 million in Q1FY22 and up 20% from $19.2 million in Q4FY22. Net income as a percentage of revenue was 20%, compared to 19% in Q1FY22 and 17% in Q4FY22;
•	Earnings per share on a diluted basis of $0.27, up 29% from $0.21 in Q1FY22 and up 23% from $0.22 in Q4FY22; and
•
Adjusted EBITDA of $51.2 million, up 23% from $41.5 million in Q1FY22 and up 2% from $50.1 million in Q4FY22. Adjusted EBITDA as a percentage of revenues was 44%, compared to 42% in Q1FY22 and 45% in Q4FY22.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY23	Q4 FY22	Q3 FY22	Q2 FY22	Q1 FY22
Revenues	116.4	112.4	108.9	104.6	98.8
Services revenues	102.8	99.5	97.2	93.5	88.3
Gross margin	76%	76%	76%	76%	76%
Cash provided by operating activities	44.4	45.5	43.3	46.4	40.9
Income from operations	30.6	26.0	27.8	26.1	23.4
Net income	23.1	19.2	25.5	23.2	18.4
Net income as a % of revenues	20%	17%	23%	22%	19%
Earnings per diluted share	0.27	0.22	0.30	0.27	0.21
Adjusted EBITDA	51.2	50.1	48.2	45.9	41.5
Adjusted EBITDA as a % of revenues	44%	45%	44%	44%	42%

Cash Position
At April 30, 2022, Descartes had $211.8 million in cash. Cash decreased by $1.6 million in Q1FY23. The table set forth below provides a summary of cash flows for Q1FY23 in millions of dollars:

Q1FY23
Cash provided by operating activities	44.4
Additions to property and equipment	(1.6)
Acquisitions of subsidiaries, net of cash acquired	(42.9)
Issuance of common shares for cash	0.4
Effect of foreign exchange rate on cash	(1.9)
Net change in cash	(1.6)
Cash, beginning of period	213.4
Cash, end of period	211.8

Acquisition of NetCHB
On February 9, 2022, Descartes acquired all of the shares of NetCHB, LLC (“NetCHB”), a provider of customs filing solutions in the US. The purchase price for the acquisition was approximately $38.7 million, net of cash acquired. The purchase price was funded from cash on hand. There is also potential performance-based purchase price consideration of up to $60.0 million based on NetCHB achieving revenue-based targets over the first two years post-acquisition.

Acquisition of Foxtrot
On April 21, 2022, Descartes acquired substantially all of the assets of Foxtrot, Inc. (“Foxtrot”), a provider of machine learning-based mobile route execution solutions. The purchase price for the acquisition was approximately $4.2 million, net of cash acquired, which was funded from cash on hand.

Application to Commence Normal Course Issuer Bid (“NCIB”) for Descartes Common Shares
We have filed with the Toronto Stock Exchange (TSX) a notice of intention to commence an NCIB (the “NCIB Application”). If the NCIB Application is accepted by the TSX, then:
-	We will issue a press release advising of the TSX’s acceptance;
-
We expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of Descartes’ issued and outstanding common shares; and

-
Any purchases under the NCIB will be conducted in the open market (or as otherwise permitted), subject to the terms and limitations applicable to such NCIB, and will be made through the facilities of the TSX, Nasdaq, other designated exchanges and/or alternative Canadian trading systems, or by such other means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators.

Descartes believes that the NCIB Application and, if accepted by the TSX, commencement of an NCIB is in Descartes’ interests and that purchases made pursuant to such NCIB, if any, will constitute a desirable use of Descartes’ funds.

“We remain committed to efficient capital deployment, including continuing the profitable growth of the Global Logistics Network by acquiring and integrating complementary businesses,” said Allan Brett, Chief Financial Officer. “The NCIB, if approved by the TSX, will provide us with additional flexibility to respond to varied capital market conditions.”

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, June 1. Designated numbers are +1 866 455 3403 for North America and +1 647 484 8332 for international, using Passcode 67788302#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available until June 8, 2022, at the following address: https://onlinexperiences.com/Launch/QReg/ShowUUID=63A61ACB-E46E-44CE-B717-173ECEC7C261&LangLocaleID=1033 using Passcode EV00134916. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the war in Ukraine and the COVID-19 pandemic on our business, results of operations and financial condition; our application to commence a normal course issuer bid and potential purchases pursuant to such bid; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current war in Ukraine and the COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2022 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY23, Q4FY22, Q3FY22, Q2FY22, and Q1FY22, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY23	Q4FY22	Q3FY22	Q2FY22	Q1FY22
Net income, as reported on Consolidated Statements of Operations	23.1	19.2	25.5	23.2	18.4
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)
Income tax expense	7.4	6.7	2.1	2.7	4.8
Depreciation expense	1.2	1.3	1.3	1.3	1.2
Amortization of intangible assets	15.1	15.0	15.4	15.0	13.8
Stock-based compensation and related taxes	2.9	2.9	3.0	3.1	2.6
Other charges (recoveries)	1.4	4.8	0.7	0.4	0.5
Adjusted EBITDA	51.2	50.1	48.2	45.9	41.5

Revenues	116.4	112.4	108.9	104.6	98.8
Net income as % of revenues	20%	17%	23%	22%	19%
Adjusted EBITDA as % of revenues	44%	45%	44%	44%	42%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2022	2022 (Audited)
ASSETS
CURRENT ASSETS
Cash	211,779	213,437
Accounts receivable (net)
Trade	45,182	41,705
Other	14,310	14,075
Prepaid expenses and other	20,174	21,974
Inventory	806	868
	292,251	292,059
OTHER LONG-TERM ASSETS	19,191	18,652
PROPERTY AND EQUIPMENT, NET	11,143	10,817
RIGHT-OF-USE ASSETS	9,439	10,571
DEFERRED INCOME TAXES	13,738	14,962
INTANGIBLE ASSETS, NET	239,768	229,609
GOODWILL	630,076	608,761
	1,215,606	1,185,431
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	9,662	10,566
Accrued liabilities	67,884	56,442
Lease obligations	3,872	4,029
Income taxes payable	4,888	5,616
Deferred revenue	62,340	56,780
	148,646	133,433
LONG-TERM DEBT	-	-
LEASE OBLIGATIONS	6,288	7,382
DEFERRED REVENUE	968	1,920
INCOME TAXES PAYABLE	8,306	7,354
DEFERRED INCOME TAXES	36,906	35,523
	201,114	185,612

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,781,562 at April 30, 2022 (January 31, 2022 – 84,756,210)	536,842	536,297
Additional paid-in capital	475,934	473,303
Accumulated other comprehensive loss	(24,011)	(12,393)
Retained earnings	25,727	2,612
	1,014,492	999,819
	1,215,606	1,185,431

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2022	2021

REVENUES	116,395	98,838
COST OF REVENUES	27,823	23,849
GROSS MARGIN	88,572	74,989
EXPENSES
Sales and marketing	13,236	11,011
Research and development	16,569	15,219
General and administrative	11,642	11,006
Other charges	1,482	520
Amortization of intangible assets	15,048	13,835
	57,977	51,591
INCOME FROM OPERATIONS	30,595	23,398
INTEREST EXPENSE	(278)	(277)
INVESTMENT INCOME	153	63
INCOME BEFORE INCOME TAXES	30,470	23,184
INCOME TAX EXPENSE
Current	4,841	2,134
Deferred	2,514	2,629
	7,355	4,763
NET INCOME	23,115	18,421
EARNINGS PER SHARE
Basic	0.27	0.22
Diluted	0.27	0.21
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,765	84,501
Diluted	86,348	86,045

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2022	2021
OPERATING ACTIVITIES
Net income	23,115	18,421
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,245	1,215
Amortization of intangible assets	15,048	13,835
Stock-based compensation expense	2,787	2,152
Other non-cash operating activities	(17)	276
Deferred tax expense	2,514	2,629
Changes in operating assets and liabilities	(260)	2,378
Cash provided by operating activities	44,432	40,906
INVESTING ACTIVITIES
Additions to property and equipment	(1,636)	(1,655)
Acquisition of subsidiaries, net of cash acquired	(42,892)	(35,860)
Cash used in investing activities	(44,528)	(37,515)
FINANCING ACTIVITIES
Payment of debt issuance costs	(66)	(60)
Issuance of common shares for cash, net of issuance costs	388	647
Cash provided by financing activities	322	587
Effect of foreign exchange rate changes on cash	(1,884)	498
(Decrease) / increase in cash	(1,658)	4,476
Cash, beginning of period	213,437	133,661
Cash, end of period	211,779	138,137
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	4,094	3,178